FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company Copernic Inc. (formerly Mamma.com Inc.) (the “Company”) 388 St. Jacques Street West, 9th Floor Montreal, Quebec H2Y 1S1

Item 2:	Date of Material Change February 11, 2008

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change, which was disseminated through CCN Matthews.

Item 4:	Summary of Material Change The Company announced yesterday, the departure of Patrick Hopf, Executive Vice President of Business Development, effective immediately.

Item 5:
Full Description of Material Change
On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development, effective immediately. Mr. Hopf’s group focused on generating sales for meta-search products. Messrs. Hector Pantazopoulos, currently Director of Business Development - Media and Benoit Godbout, Director of Operations for Search Network will report directly to the President and CEO of the Company.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: David Goldman Title: Executive Chairman Telephone: 514-908-4325

Date of Report: February 12, 2008.

SCHEDULE “A”
COPERNIC ANNOUNCES PERSONNEL CHANGE

Montreal, Canada, February 11, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today announced the departure of Patrick Hopf, Executive Vice President of Business Development, effective immediately.

Mr. Hopf’s group focused on generating sales for meta-search products. Messrs. Hector Pantazopoulos, currently Director of Business Development - Media and Benoit Godbout, Director of Operations for Search Network will report directly to the President and CEO of the Company.

“Copernic will continue to benefit from the expertise of its sales and development team,” says Mr. David Goldman, Chairman of the Board of Directors of the Company. “We remain committed to utilizing web search as an important part of our business model.”

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com